ATLATSA COMPLETES RESTRUCTURE PLAN

February 3 2014, Johannesburg: Atlatsa Resources Corporation (“Atlatsa”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) is pleased to announce the completion of its group restructure plan, previously announced on March 27, 2013 (“Restructure Plan”).

The final phase of the Restructure Plan was effected on January 31, 2014 between Atlatsa and Anglo American Platinum Ltd’s wholly owned subsidiary, Rustenberg Platinum Mines Ltd (“Anglo American Platinum”), including the subscription by Anglo American Platinum for 125 million new shares in Atlatsa for an aggregate subscription price of ZAR 750 million.

The proceeds from the subscription have been utilized by Atlatsa to further reduce its outstanding debt to Anglo American Platinum and, consequently, reduce its cost of borrowing.

In connection with the completion of the Restructure Plan, Atlatsa is also pleased to announce that the migration of its stock exchange listing from the TSX Venture Exchange to the Toronto Stock Exchange is expected to take place on or around February 5, 2014, subject to final TSX approval.

Harold Motaung, Chief Executive Officer, says, “I am pleased that we’ve reached this milestone. Now that the Restructure Plan has been completed, Atlatsa is in a position to assess a number of strategic alternatives and opportunities for the corporation going forward.”

Full details of the Restructure Plan can be found in Atlatsa’s news release of March 27, 2013 or www.atlatsaresources.co.za.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Atlatsa group Restructure Plan, Atlatsa’s migration to the Toronto Stock Exchange, future business opportunities and anticipated financial or operational performance. Generally, these forward- looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: that the Toronto Stock Exchange listing will take effect in a timely manner, and that the Restructure Plan will have the anticipated positive impact on Atlatsa’s financial condition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to uncertainties related to the completion of the Toronto Stock Exchange listing in a timely manner, and the risk that the anticipated financial condition improvements from the Restructure Plan will not be achieved.

For further information on Atlatsa, investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended 31 December 2012 and other disclosure documents that are available on SEDAR at www.sedar.com.